Exhibit 99.1

Spring Bank Pharmaceuticals and F-star Therapeutics Agree to Combine to Pursue Mission of Creating Next Generation Immunotherapies

-	Combined company will operate as F-star Therapeutics and advance pipeline of multiple clinical-stage immuno-oncology programs
-	Combined company expected to have at least $40 million in cash prior to closing
-	Spring Bank stockholders to receive two separate contingent value rights related to Spring Bank’s STING agonist and STING antagonist programs
-	Companies to host joint conference call on July 30, 2020 at 7:30 a.m. Eastern Time

HOPKINTON, MA, Cambridge, UK, & Cambridge, MA, July 29, 2020 – Spring Bank Pharmaceuticals, Inc. (Nasdaq: SBPH) (“Spring Bank”), a clinical-stage biopharmaceutical company developing novel therapeutics for oncology and inflammatory diseases, and F-star Therapeutics, Limited (“F-star”), a privately-held clinical-stage biopharmaceutical company focused on transforming the lives of patients with cancer through the development of innovative tetravalent bispecific (mAb2™) antibodies, today announced that the companies have entered into a definitive share exchange agreement pursuant to which Spring Bank will, subject to stockholder approval, acquire all of the outstanding share capital of F-star in exchange for newly issued shares of Spring Bank in an all-stock transaction. The combined company, operating under the name F-star Therapeutics, Inc., will advance its immuno-oncology pipeline of multiple tetravalent bispecific antibody programs, as well as Spring Bank’s STING (STimulator of INterferon Gene) agonist, SB 11285, currently in a Phase 1/2 clinical trial.

Martin Driscoll, President and CEO of Spring Bank, said: “After an extensive and thorough review of Spring Bank’s strategic options following the termination of our Phase 2b Hepatitis B development program earlier this year, we are thrilled to announce a proposed combination with F-star Therapeutics. We believe the combined company’s strong portfolio of multiple clinical-stage immuno-oncology therapeutic programs, near-term milestones, and accomplished oncology development leadership team offer an excellent opportunity to benefit cancer patients, as well as provide the potential for future value creation for Spring Bank stockholders. The F-star leadership team has committed to continuing the ongoing clinical trial of SB 11285, an IV-administered STING agonist, as part of its expansive immuno-oncology clinical pipeline.

“This transaction offers the Spring Bank stockholders of record as of immediately prior to the close of the combination potential future additional value in the form of two contingent value rights (“CVRs”) related to our STING agonist and STING antagonist programs. The first CVR represents the right to receive a potential future cash payment of at least $1.00 per share (on a pre-reverse split basis) if the combined company consummates one or more strategic transactions for SB 11285 aggregating at least approximately $18.0 million within a certain period following the closing. The second CVR gives Spring Bank stockholders the right to receive 80% of the net proceeds from a potential development agreement and from one or more strategic transactions related to the STING antagonist research program that are consummated within a certain period following the closing of the combination.”

Eliot Forster, CEO of F-star, said: “We are truly excited about the opportunity created by this proposed combination to further advance our pipeline of novel tetravalent bispecific antibodies, which we believe will be able to address the limitations of current therapies in the field of immuno-oncology. At F-star, we are pioneering a differentiated approach to bispecifics, using a natural human IgG1 antibody format that has already shown early signs of clinical activity, established manufacturing processes and promising safety.

“Currently, only a minority of patients realize long-lasting benefit from immunotherapy, so there remains a significant unmet medical need to develop more effective cancer treatment options. We believe this transaction will provide the resources to accelerate F-star’s clinical development and generate stockholder value through a pipeline of novel therapies with the potential to improve the lives of patients with difficult to treat cancers.”

By developing medicines that seek to block tumor immune evasion, F-star’s goal is to offer patients greater and more durable benefits than current immuno-oncology treatments. Through its proprietary tetravalent, bispecific antibody (mAb²) format, F-star’s mission is to generate highly differentiated, best-in-class drug candidates with monoclonal antibody-like manufacturability.

The combined company’s pipeline will include:

-	FS118, a LAG-3/PD-L1-targeting tetravalent bispecific antibody, currently in Phase 1 development
-	FS120, a Phase 1-ready dual T cell agonist tetravalent bispecific antibody targeting OX40 and CD137
-	FS222, a conditional agonist targeting CD137 and PD-L1 expected to enter first in human trials in the first quarter of 2021
-	SB 11285, a novel IV-administered STING agonist, currently in a Phase 1/2 clinical trial for the treatment of solid tumors
-	Additional research programs from the F-star differentiated bispecific technology platform and the potential further development of Spring Bank’s STING agonist antibody drug conjugates (“ADCs”)

The combined company plans to advance its pipeline through multiple clinical trials, including the following anticipated near-term milestones that offer significant potential value creation for Spring Bank’s stockholders:

-	Report Phase 1 results from the FS118 program (2020 Q4)
-	Update on SB 11285 monotherapy cohorts (2020 Q4)
-	Update on accelerated dose titration from the FS120 Phase 1 trial (2021 Q2)
-	Initial read out from the SB 11285-atezolizumab combination cohort (2021 H1)
-	Initiation of PK/PD expansion cohorts in the FS222 Phase 1 trial (2021 Q4)
-	Update on FS118 Phase 2 proof of concept trial (2022 Q1)
-	Initiation of FS120 PD-1 combination trial (2022 Q2)
-	Update on dose escalation in FS222 Phase 1 (2022 Q2)
-	Report FS118 Phase 2 proof of concept readout (2022 Q4)
-	Report initiation of tumor specific expansion cohorts in FS222 Phase 1 (2022 Q4)

F-star anticipates raising additional capital at the closing of the proposed combination from current and potential new investors and the combined company expects to have at least $40 million in cash prior to closing. This financing will help fund the further development of the combined company’s preclinical and clinical immuno-oncology programs, and the combined company expects to have multiple opportunities to raise non-dilutive capital from existing and future business development collaborations over the next two to three years.

About the Proposed Combination

Pursuant to the share exchange agreement, Spring Bank will acquire all of the outstanding share capital of F-star in exchange for the issuance of newly issued shares of Spring Bank common stock upon closing, subject to the satisfaction or waiver of customary closing conditions, including the receipt of the required approval of the Spring Bank stockholders. On a pro forma basis and assuming that the proceeds of the concurrent F-star financing will be $25 million, current Spring Bank equity holders and F-star equity holders will own approximately 38.8% and 61.2%, respectively, of the combined company calculated on a fully diluted basis using the treasury stock method and, in the case of Spring Bank, excluding out-of-the-money options and warrants. The actual ownership allocation will be subject to adjustment based on Spring Bank’s net cash balance at the closing of the transaction, the actual amount raised in the F-star financing and certain other terms set forth in the share exchange agreement. Prior to closing, Spring Bank will seek stockholder approval to effect a reverse stock split of its outstanding common stock so that the combined company satisfies the continued listing requirements of the Nasdaq Capital Market.

In addition to retaining equity ownership of the combined company, Spring Bank stockholders of record as of the close of the combination will have the opportunity to obtain potential future value in the form of two CVRs associated with Spring Bank’s ongoing Spring Bank SB 11285 IV clinical program and Spring Bank’s STING antagonist research platform. Subject to the terms of the first CVR agreement for the STING agonist clinical program, if one or more strategic transactions are consummated for SB 11285 by the combined company during a period that is the longer of one and a half years following the closing of the combination or one year after the final database lock of the current SB 11285 IV Phase 1a/1b trial, those equity holders of Spring Bank will receive the greater of 25% of the net proceeds from such transactions or $1.00 per share (on a pre-reverse split basis), provided that the aggregate net proceeds are at least approximately $18.0 million. Subject to the terms of the second CVR agreement, if a potential development agreement is consummated and one or more strategic transactions are consummated for the STING antagonist research platform by the combined company during the seven (7)-year period following the closing of the combination, those equity holders of Spring Bank will receive 80% of the net proceeds from such transactions. If Spring Bank enters into a development agreement for the STING antagonist research platform in advance of the closing of the proposed combination, Spring Bank may include certain proceeds from such transaction in its net cash calculation.

The Spring Bank directors and officers have signed support agreements committing them to vote in favor of the transaction. These same parties, as well F-star’s key equity holders, directors and officers, have signed lock-up agreements restricting transfers of the combined company’s stock (except as to any shares purchased by such holders in the financing closing immediately prior to the business combination) for 180 days post-closing.

The transaction has been approved by the boards of directors of both companies and the equity holders of F-star, who have signed the share exchange agreement. The combined company will be headquartered out of F-star’s existing facilities in Cambridge, U.K. and Cambridge, MA. Following closing, which is expected to occur in late 2020, Spring Bank will be re-named F-star Therapeutics, Inc. and is expected to trade on the Nasdaq Capital Market under the ticker symbol “FSTX”.

Ladenburg Thalmann & Co. Inc. is acting as exclusive financial advisor and Lowenstein Sandler is serving as legal counsel to Spring Bank. Mintz Levin and Mills & Reeve are serving as legal counsel to F-star.

Management and Organization

Effective as of the closing of the transaction, Eliot Forster, Ph.D., MBA, will be the President and Chief Executive Officer of the combined company. Senior members of the current F-star and Spring Bank teams will be asked to become a part of the key leadership team of the combined company. Martin Driscoll, President and Chief Executive Officer of Spring Bank, will not be a member of the leadership team of the combined company.

Effective with the closing of the combination, the board of directors of the combined company will initially consist of eight directors. Of the current Spring Bank board, David Arkowitz MBA, Todd Brady, M.D., Ph.D. and Pamela Klein, M.D., will continue as members of the combined company’s board of directors.

Conference Call Details

F-star and Spring Bank will host a live conference call and webcast on Thursday, July 30, 2020 at 7:30 a.m. Eastern Time to discuss the proposed transaction. To access the call, please dial +1 (877) 317-6789 (United States) or +1-412-317-6789 (international). To access the call by live audio webcast, please log on to https://services.choruscall.com/links/sbph200730.html.

About Spring Bank Pharmaceuticals

Spring Bank Pharmaceuticals, Inc. is a clinical-stage biopharmaceutical company engaged in the discovery and development of a novel class of therapeutics using its proprietary small molecule nucleotide platform. The company designs its compounds to selectively target and modulate the activity of specific proteins implicated in various disease states. The company is developing its STING product portfolio with its lead clinical product candidate, SB 11285, an intravenously-administered immunotherapeutic agent for the treatment of selected cancers, its STING antagonist compounds for the treatment of a broad range of inflammatory diseases and its STING agonist ADC program for potential oncology applications. For more information, please visit www.springbankpharm.com.

About F-star Therapeutics

F-star is a clinical-stage biopharmaceutical company delivering tetravalent bispecific antibodies for a paradigm-shift in cancer therapy. By developing medicines that seek to block tumor immune evasion, the Company’s goal is to offer patients greater and more durable benefits than current immuno-oncology treatments. Through its proprietary tetravalent, bispecific antibody (mAb²™) format, F-star’s mission is to generate highly differentiated best-in-class drug candidates with monoclonal antibody-like manufacturability. Building on the combined expertise of its world-class management team and scientific leadership, F-star is poised to deliver the next breakthrough immunotherapies for patients with cancer. For more information visit www.f-star.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Spring Bank and F-star, Spring Bank intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. Spring Bank will mail the proxy statement and prospectus to Spring Bank’s stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. SPRING BANK URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPRING BANK, THE PROPOSED TRANSACTION AND RELATED MATTERS. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Spring Bank may file with the SEC or send to Spring Bank’s stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Spring Bank with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Spring Bank with the SEC by contacting Spring Bank’s Corporate Secretary by mail at Spring Bank Pharmaceuticals, Inc., Attn: Corporate Secretary, 35 Parkwood Drive, Suite 210, Hopkinton, MA 01748. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Spring Bank and F-star, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Spring Bank’s directors and executive officers is included in Spring Bank’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 14, 2020, and the proxy statement for Spring Bank’s 2020 annual meeting of stockholders, filed with the SEC on April 29, 2020. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Spring Bank and F-star undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the completion of the combination, including the need for stockholder approval and the satisfaction of closing conditions; the anticipated financing to be completed immediately prior to the closing of the combination; the cash balances of the combined company following the closing of the combination and the F-star financing; the ability of Spring Bank to remain listed on the Nasdaq Capital Market; and expected restructuring-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to F-star that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to F-star’s status as a clinical stage immuno-oncology company and its need for substantial additional funding in order to complete the development and commercialization of its product candidates, that F-star may experience delays in completing, or ultimately be unable to complete, the development and commercialization of its product candidates, that F-Star’s clinical trials may fail to adequately demonstrate the safety and efficacy of its product candidates, that preclinical drug development is uncertain, and some of F-star’s product candidates may never advance to clinical trials, that results of preclinical studies and early stage clinical trials may not be predictive of the results of later state clinical trials, that F-star relies on patents and other intellectual property rights to protect its product candidates, and the enforcement, defense and maintenance of such rights may be challenging and costly, and that F-star faces significant competition in its drug discovery and development efforts.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the combination, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed with the SEC in connection with the proposed transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Spring Bank’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this press release are based on information available to Spring Bank and F-star as of the date of this press release. Neither Spring Bank nor F-star undertakes any obligation to update such forward-looking statements to reflect events or circumstances after the date of this press release.

Spring Bank Media:

McNeil, Gray & Rice
Kristin Nugent
Senior Account Supervisor
(617) 367-0100

Source: Spring Bank Pharmaceuticals, Inc

F-star contacts:

Investor enquiries

Lindsey Trickett

VP Investor Relations & Communications

+1 240 543 7970

lindsey.trickett@f-star.com

Media enquiries

Consilium Strategic Communications

Chris Gardner, Sue Stuart, David Daley

Tel: +44 (0)20 3709 5700

E-mail: F-star@consilium-comms.com